The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-176914

Subject to Completion. Dated February 15, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011, the General Terms Supplement dated September 19, 2011 and the Product Supplement No. 1065 dated September 19, 2011 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Leveraged Index-Linked Notes due (Linked to the S&P Homebuilders Select Index)

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be the fifth scheduled business day after the determination date, subject to adjustment) is based on the performance of the S&P Homebuilders Select Index (which we refer to as the index or underlier) as measured from the trade date to and including the determination date (to be set on the trade date, expected to be between 18 and 21 months after the trade date, subject to adjustment). If the index return (defined below) is negative (the final index level is less than the initial index level), you would lose a portion of your investment in the notes and may lose your entire investment depending on the performance of the index. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount (set on the trade date and expected to be between $1,276.00 and $1,324.00).

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (set on the trade date and may be higher or lower than the actual closing level of the index on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes).  On the stated maturity date, for each $1,000 face amount of your notes:

•                   if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times 3.0 times the index return, subject to the maximum settlement amount; or

•                   if the index return is zero or negative (the final index level is less than or equal to the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the index return.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. You could lose your entire investment in the notes. If the final index level is less than the initial index level, the payment you will receive, if any, on the stated maturity date will be less than the face amount of your notes, and could potentially be $0. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes (the minimum denomination) is limited to the maximum settlement amount of between $1,276.00 and $1,324.00 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and the description of the underlier and additional terms of the notes in the accompanying general terms supplement.

Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.  The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.  The amount of the excess will decline on a straight line basis over the period from the date hereof through August  , 2012. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-30 of the accompanying product supplement no. 1065, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-9 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	, 2012	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P Homebuilders Select Industry Index” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the securities.

Goldman, Sachs & Co.

Pricing Supplement dated         , 2012.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1065” mean the accompanying product supplement no. 1065, dated September 19, 2011, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1065 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1065 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Underlier: the S&P Homebuilders Select Index (Bloomberg symbol, “SPSIHO Index”)

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1065:

•                  type of notes: notes linked to a single underlier

•                  exchange rates: not applicable

•                  averaging dates: not applicable

•                  buffer level: not applicable

•                  redemption right or price dependent redemption right: not applicable

•                  cap level: yes, as described below

•                 interest: not applicable

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-10 of this pricing supplement

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•                  if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return; or

•                  if the final underlier level is equal to or less than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level:  the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return:  the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 300.00%

Cap level (to be set on the trade date):  expected to be between 109.20% and 110.80% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,276.00 and $1,324.00

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the fifth scheduled business day following the trade date

Determination date (to be set on the trade date):  a specified date that is expected to be between 18 and 21 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date):  a specified date that is expected to be the fifth scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-24 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-39 of the accompanying product supplement no. 1065

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065

ERISA:  as described under “Employee Retirement Income Security Act” on page S-47 of the accompanying product supplement no. 1065

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-48 of the accompanying product supplement no. 1065; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

We expect to deliver the notes against payment therefor in New York, New York on       , 2012, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price.  For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-30 of the accompanying product supplement no. 1065 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page PS-9 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	300.00%

Cap level	109.20% of the initial underlier level

Maximum settlement amount	$1,276.00

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	127.600%
140.000%	127.600%
130.000%	127.600%
120.000%	127.600%
110.000%	127.600%
109.200%	127.600%
106.000%	118.000%
104.000%	112.000%
102.000%	106.000%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 127.600% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 109.200% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 109.200% (the section right of the 109.200% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying product supplement no. 1065.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount we will set on the trade date and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1065.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through August   , 2012.  After August   , 2012, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any.  The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying product supplement no. 1065.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1065.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P Homebuilders Select Index as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the index on the trade date) to the closing level on the determination date. If the final underlier level for your notes is less than the initial underlier level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 109.20% and 110.80% of the initial underlier level.  The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount.  For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Performance of the Underlier Is Likely To Differ from the Performance of the S&P Total Market Index

Although the underlier consists of companies drawn from the universe of companies included in the S&P Total Market Index, the companies comprising the underlier represent only certain sub-indices as further described below.  As a result, the performance of the underlier is likely to differ from the performance of the S&P Total Market Index because the composition and weighting of the underlier differs markedly from the composition and weighting of the S&P Total Market Index.  As a result, the return on the notes will not be the same as a debt security with a payment at maturity based on the performance of the S&P Total Market Index.

S&P May Adjust the Underlier in a Way That Affects Its Level, and S&P Has No Obligation to Consider Your Interests

Standard & Poor’s is responsible for calculating and maintaining the underlier and the S&P Total Market Index from which the underlier is derived.  S&P can add, delete or substitute the stocks comprising the underlier or the S&P Total Market Index or make other methodological changes that could change the level of the underlier.  Any such additions, deletions, substitutions or other methodological changes with respect to the underlier or the S&P Total Market Index could affect the level of the underlier.  You should realize that the underlier may be affected by changing the companies included in it, because a newly added company may perform significantly better or worse than the company or companies it replaces.  Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the underlier or the S&P Total Market Index.  Any of these actions could adversely affect the value of the notes.  S&P has no obligation to consider your interests in calculating or revising the underlier or the S&P Total Market Index.  See “The Underlier” below.

The Underlier Is Concentrated in the Homebuilders Sector and Related Sub-Industries

All or substantially all of the stocks that are included in the underlier are issued by companies whose primary line of business is directly associated with the homebuilding sector or the related sub-industries of building products, home furnishings, home improvement retail, home furnishing retail and household appliances.  Because the value of the notes is based on the performance of the underlier, an investment in these notes will be concentrated in the homebuilding sector and the related sub-industries.  Companies engaged in homebuilding and the related sub-industries can be affected by the national, regional and local real estate markets.  The homebuilding industry is also sensitive to interest rate fluctuations, which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers.  Adverse effects on the purchasing power of potential homebuyers may also have an adverse affect on the related sub-industries represented in the underlier.  The homebuilding industry and its related sub-industries can be significantly affected by changes in government spending, the enactment of adverse legislation affecting the real estate and homebuilding industries, adverse regulatory activities affecting the real estate and homebuilding industries, consumer confidence, demographic patterns and the level of new and existing home sales.  Moreover, as a result of recent market conditions, many homebuilding companies and companies in related sub-industries included in the underlier have suffered substantial losses and precipitous declines in the value of their securities.

As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting the homebuilding industry or one of the related sub-industries included in the underlier than a different investment linked to securities of a more broadly diversified group of companies.

The Companies Included in the Underlier May Not Be in the Homebuilding Industry

In addition to stocks issued by companies in the homebuilding industry (including building products), the underlier contains stocks from companies in supplementary sub-indices, including home furnishings, home improvement retail, home furnishing retail and household appliances.  The retail home furnishing, home improvement and household appliances sub-industries and, to some extent, the home furnishing sub-industry, are particularly sensitive to consumer confidence, economic conditions, and access to consumer credit.  In addition, retail sub-industries may be affected by adverse developments in unrelated sectors, such as commercial real estate, which may affect retail operations and profitability.  As a result, the price of the underlier may decline in value even if the homebuilding industry experiences strong growth.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065. You should consult your own tax adviser about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

We have derived all information contained in this pricing supplement regarding the S&P Homebuilders Select Industry Index, which we refer to as the “underlier,” including, without limitation, the make-up, method of calculation and changes in the stocks comprising the underlier, from publicly available information.  This information reflects the policies of, and is subject to change by, S&P.  We have not independently verified the information derived from these public sources, and we make no representation or warranty as to the accuracy of such information.

The S&P Homebuilders Select Industry Index

The S&P Homebuilders Select Industry Index is managed by S&P and is an equal-weighted index that is designed to measure the performance of the homebuilding sub-industry portion of the S&P Total Market Index, a benchmark index that measures the performance of the U.S. equity market.  The underlier is one of the 25 sub-industry sector indexes S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index.  An equal weight index is one where every stock has the same weight in the index.  As such, the underlier must be rebalanced from time to time to re-establish the proper weighting.

Eligibility for Inclusion in the Underlier

Selection for the underlier is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements.  In addition, only U.S. companies are eligible for inclusion in the underlier.  GICS® classifications are determined by S&P using criteria it has selected or developed.  Index and classification system sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed only in one sector.  As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To be eligible for inclusion in the underlier, stocks must be in the S&P Total Market Index and satisfy one of the two following combined size and liquidity criteria: (1) float-adjusted market capitalization above $500 million and float-adjusted liquidity ratio above 90%, or (2) float-adjusted market capitalization above $400 million and float-adjusted liquidity ratio above 150%. The float-adjusted liquidity ratio is defined as the dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the underlier’s rebalancing reference date.

All companies in the related GICS® sub-industry satisfying the above requirements are included in the underlier and the total number of companies in the underlier should be at least 35. If there are fewer than 35 companies, then companies from a supplementary list of sub-industries that meet the market capitalization and liquidity thresholds described above are added sequentially in order of float-adjusted market capitalization.  If there are still fewer than 35 companies in the underlier, the market capitalization requirements may be relaxed to reach 22 companies.

Liquidity.  The length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Current Composition of the Underlier

The underlier is comprised of the stocks of 33 companies.  Currently, seven of the companies have a homebuilding sub-industry GICS® classification, which includes residential construction companies, manufacturers of prefabricated houses and semi-fixed manufactured homes.  Companies having supplementary sub-industry GICS® classifications are also currently included in the underlier and include manufacturers of building products, such as a variety of building materials and home heating and cooling systems, manufacturers of home furnishings, including floor coverings, mattresses and box springs, owners and operators of home improvement retail stores, including stores that sell paint, wall coverings, building materials, tools and a variety of other home improvement products, and the owners and operators of home furnishing retail stores, which include furniture and appliance leasing and sale companies, and sellers of linens, kitchen furnishings and other housewares.

As of February 13, 2012, the sub-industries had the following weights in the underlier:

GICS® Sub-Industry Classification	Dollar weight (%)
Building Products	24.69
Home Furnishings	13.73
Home Improvement Retail	9.11
Homebuilding	28.19
Homefurnishing Retail	17.15
Household Appliances	7.13
Total:	100.00

As of February 13, 2012, the stocks of the following companies were the ten largest companies (by percentage weight) in the underlier:

S&P Homebuilders Select Industry Index

Top Ten Holdings

Underlier Stock Issuer:	Percentage (%)
Whirlpool Corp.	4.78
PulteGroup Inc.	4.73
Select Comfort Corp.	4.69
Masco Corp.	4.60
Tempur-Pedic International Inc.	4.59
MDC Holdings Inc.	4.17
Pier 1 Imports Inc.	4.10
Owens Corning Inc.	4.09
Lennar Corp.	4.04
Mohawk Industries Inc.	3.90
Total:	43.69%

As of February 13, 2012, the following companies were included in the underlier:

Companies Included in the Underlier

Aaron’s Inc.
A.O. Smith Corp.
Armstrong World Industries Inc.
Bed Bath & Beyond Inc.
DR Horton Inc.
Ethan Allen Interiors Inc.
Griffon Corp.
Helen of Troy Ltd
Home Depot Inc.
iRobot Corp.
La-Z-Boy Inc.
Leggett & Platt Inc.

Lennar Corp.
Lennox International Inc.
Lowe’s Companies Inc.
Lumber Liquidators Holdings Inc.
Masco Corp.
MDC Holdings Inc.
Mohawk Industries Inc.
NVR Inc.
Owens Corning Inc.
Pier 1 Imports Inc.
PulteGroup Inc.
Quanex Building Products Corp.
Ryland Group Inc.
Select Comfort Corp.
Simpson Manufacturing Co. Inc.
Tempur-Pedic International Inc.
Toll Brothers Inc.
Universal Forest Products Inc.
USG Corp.
Whirlpool Corp.
Williams-Sonoma Inc.

Calculation of the Underlier

The underlier is calculated as the index market value divided by the divisor.  In an equal weighted index like the underlier, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the underlier on each rebalancing date.  The adjusted market capitalization for each stock in the underlier is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor (IWF) and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are not closely held shares.  S&P indices exclude closely held shares from the underlier calculation because such shares are not available to investors.  For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the underlier calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor  (often referred to as modified index shares) by the number of stocks in the underlier multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that there are no stocks whose weight in the underlier is more than can be traded in a single day for a $500 million portfolio.  A maximum basket liquidity weight for each stock in the underlier is calculated using the ratio of its three-month average daily value traded to $500 million.  Each stock’s weight in the underlier is then compared to its maximum basket liquidity rate and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight.  All excess weight is redistributed across the underelier to the uncapped stocks.  If necessary, a final adjustment is made to ensure that no stock in the underlier has a weight greater than 4.5%.  No further adjustments are made even if the latter step forces the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight.  If the underlier contains exactly 22 companies as of the rebalancing effective date, the underlier will be equally weighted without basket liquidity constraints.

The underlier is calculated by using the divisor methodology used in all S&P’s equity indices.  The initial divisor was set to have a base value of 1,000 on December 17, 1999.  The underlier value is the underlier market value divided by the underlier divisor.  In order to maintain underlier series continuity, it is also necessary to adjust the divisor at each rebalancing.  Therefore, the divisor (after rebalancing) equals the underlier market value (after rebalancing) divided by underlier value before rebalancing.  By itself, the divisor is an arbitrary number.  However, in the context of the calculation of underlier, it keeps the underlier comparable over time and is one manipulation point for adjustments to the underlier, which we refer to as maintenance of the underlier.

Maintenance of the Underlier

The composition of the underlier is reviewed quarterly.  Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that fiscal quarter.  The reference date for additions and deletions is the last trading day of the previous month.  Existing companies in the underlier are removed at the quarterly rebalancing if either their float-adjusted capitalization falls below $300 million or their float-adjusted liquidity ratio falls below 50%.  Additional companies typically are not added between rebalancing dates.  However, a company will be deleted from the underlier if the S&P Total Market Index deletes that company.  If a company deletion causes the number of companies in the underlier to fall below 22, an addition will be made to the underlier.  The newly added company will be added to the underlier at the weight of the deleted company.  If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made.  At the next rebalancing, the underlier will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above.  In the case of GICS® changes, where a company does not belong to the homebuilding sub-industry or another qualifying sub-industry after the classification change, it is removed from the underlier on the next rebalancing date.  In the case of a spin-off that is treated as a deletion or addition in the S&P Total Market Index, no weight adjustment is made to the underlier and price adjustments follow the announced S&P Total Market Index action.  The number of index shares is adjusted so that the company’s weight remains the same as its weight before the spin-off.

Adjustments are made to the underlier in the event of certain corporate actions relating to the stocks included in the underlier, including spin-offs, mergers, rights offerings, stock splits and special dividends as specified below.

The table below summarizes the types of underlier maintenance adjustments:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required

Other Spin-Off	No weight change. Price is adjusted to equal (i) price of parent company minus	No
(ii) price of spin-off company divided by the share exchange ratio.
Index shares adjusted so that the company’s weight remains the same as its weight before the spin-off.

Rights Offering	Price is adjusted to equal (i) price of parent company minus	No
(ii) price of rights

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required

subscription divided by the rights ratio.

Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Index shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No

Share issuance or repurchase, equity offering or warrant conversion	None	No

Special dividends	Price is adjusted to equal pre-ex date stock price minus the special dividend amount	Yes

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the stocks in the underlier based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported before the exchange closed.  In all cases, the prices will be from the primary exchange for each stock in the underlier. If an exchange for a stock fails to open due to unforeseen circumstances, S&P will use the prior day’s closing prices for such stock.  If all exchanges fail to open, S&P may determine not to publish the underlier for that day.

Additional information regarding the underlier and the S&P Total Market Index is available on the website http://standardandpoors.com, which we refer to as the “website”.  We are not incorporating by reference the website or any material located on the website or that is accessible by accessing the website into this pricing supplement.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2009 through February 14, 2012, there were 344 21-month periods, the first of which began on January 2, 2009 and the last of which ended on February 14, 2012. In 57 of such 344 21-month periods the closing level of the underlier on the final date of such period has fallen below 100.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 16.57% of such 21-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 21-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2009, 2010 and 2011 and the first calendar quarter of 2012 (through February 14, 2012). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	1,311.41	817.43	1,061.65
Quarter ended June 30	1,399.88	1,082.17	1,169.73
Quarter ended September 30	1,638.60	1,062.16	1,490.42
Quarter ended December 31	1,556.73	1,371.28	1,498.80

2010
Quarter ended March 31	1,688.73	1,484.70	1,668.92
Quarter ended June 30	1,953.03	1,437.52	1,437.52
Quarter ended September 30	1,578.23	1,378.93	1,567.86
Quarter ended December 31	1,772.79	1,525.14	1,747.09

2011
Quarter ended March 31	1,877.72	1,740.59	1,829.27
Quarter ended June 30	1,912.28	1,713.14	1,813.36
Quarter ended September 30	1,857.40	1,317.66	1,334.04
Quarter ended December 31	1,734.73	1,258.78	1,715.24

2012
Quarter ending March 31 (through February 14, 2012)	2,043.23	1,743.71	2,018.59

License Agreement

“Standard & Poor’s®”, “S&P®” and “S&P Homebuilders Select Industry Index” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the securities.

Neither Standard & Poor’s nor its third party licensors make any representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of S&P Homebuilders Select Industry Index (the “Index(es)”) to track general market performance.  Standard & Poor’s  and its third party licensor’s only relationship to The Goldman Sachs Group, Inc. (“Goldman”) is the licensing of certain trademarks and trade names of Standard & Poor’s and/or its third party licensor’s and of the Index(es), which Index(es) are determined, composed and calculated by Standard & Poor’s without regard to Goldman or the securities.  Standard & Poor’s and its third party licensor’s have no obligation to take the needs of Goldman or the owners of the securities into consideration in determining, composing or calculating the Index(es).  Neither Standard & Poor’s nor its third party licensor’s are responsible for and have not participated in the determination of the prices and amount of the securities or the timing of, the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash.  Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the securities.

NEITHER STANDARD & POOR’S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX(ES) OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  STANDARD & POOR’S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.    STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX(ES) OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR’S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Leveraged Index-Linked Notes due (Linked to the S&P Homebuilders Select Index) Medium-Term Notes, Series D ___________________ ___________________ Goldman, Sachs & Co.

	Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-9
The Underlier	PS-13
Product Supplement No. 1065 dated September 19, 2011
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-34
Use of Proceeds and Hedging	S-39
Supplemental Discussion of Federal Income Tax Consequences	S-41
Employee Retirement Income Security Act	S-47
Supplemental Plan of Distribution	S-48
General Terms Supplement dated September 19, 2011
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
The iShares® MSCI Emerging Markets Index Fund	S-65
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140